PRESS RELEASE



                                                                     Royal Ahold

                                                          Date: October 20, 1998
                                              For more information: 31 75 659570



Approval for Ahold's acquisition of Giant Food Inc.

FTC approves Ahold's Consent Decree

Zaandam, The Netherlands, October 20, 1998 - Royal Ahold, the international food retailer, is pleased that the Federal Trade Commission has accepted the proposed divestiture settlement which will allow Royal Ahold's acquisition of Giant Food Inc. in the United States to be completed.

Ahold's cash tender  offer for the Class A Non-Voting  Shares of Giant Food Inc.
now  will  definitely  expire  on  Thursday,   October  22,  1998.  Royal  Ahold
anticipates that the transaction will close on shortly thereafter.

A spokesman of Royal Ahold says: "We are very pleased to receive FTC approval for our acquisition of Giant, and we look forward to have Giant join the worldwide family of Ahold supermarket companies with annualized sales of approximately USD 35 billion. We're confident that the customers of Giant will benefit from this transaction. We now expect we can complete the acquisition of Giant Food on October 28, 1998."


Ahold Public Relations, tel 31 75 659 5720
After office hours:

Hans Gobes, per address Giant Food Inc., tel. 1 301 341 4710 (Public Affairs office)